UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 14D-9

     SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)
_______________

ELKCORP
(Name of Subject Company)

ELKCORP

(Name of Person Filing Statement)

_______________

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

287456107
(CUSIP Number of Class of Securities)

David G. Sisler
Senior Vice President, General Counsel and Secretary
ElkCorp
14911 Quorum Drive, Suite 600
Dallas, Texas 75254
(972) 851-0500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
_______________

WITH COPIES TO:

     Mark Gordon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 3 is to amend and supplement Item 9 in the Solicitation/Recommendation Statement (the “Statement”) on Schedule 14D-9 previously filed by Elk-Corp, a Delaware corporation, on January 19, 2007, as amended on January 19, 2007 and January 22, 2007, in respect of the tender offer commenced on January 18, 2007, by the Offeror, an affiliate of The Carlyle Group, and to add an additional Exhibit and to revise the Exhibit Index accordingly.

Item 9.	Exhibits.
Exhibit No.	Description
--------------	-----------------------------------------------------------------------
(a)(22)	Press release issued by ElkCorp, dated January 23, 2007

SIGNATURE

     After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

ELKCORP

By: /s/ Thomas D. Karol
Name: Thomas D. Karol
Title: Chairman of the Board and
Chief Executive Officer

Dated: January 23, 2007

INDEX OF EXHIBITS

Exhibit No.	Description
--------------	-----------------------------------------------------------------------

(a)(22)	Press release issued by ElkCorp, dated January 23, 2007